[Human BioSystems Stationery]

December 27, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:

Song Brandon, Esq.

Division of Corporate Finance

Mail Stop 0610

Re:

Human BioSystems

Schedule 14A

Filed December 19, 2006

            File No. 0-28413

Dear Ms. Brandon:

On behalf of Human BioSystems, a California corporation (the “Company”), I hereby confirm as follows:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in that certain Proxy Statement on Schedule 14A (“the Proxy Statement”) filed by the Company with respect to the Company’s Annual Meeting of Shareholders.

2.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your assistance, and please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

HUMAN BIOSYSTEMS

By:Harry Masuda

     Harry Masuda

     Chief Executive Officer